Exhibit 99.2

Spreadtrum Announces Low Cost Multimedia Mobile Phone Solution

SHENZHEN, China, May 19, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company" ), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced the introduction of two low-cost multimedia chipsets, the SC6610 and the SC6620, for the low-end multimedia handset market. These products feature a higher integration level of design that allows for a more economic cost structure for the GSM/GPRS multimedia handsets, which meet the growing demand for low-end mobile phones in both domestic and overseas emerging markets.

The SC6610 and SC6620 possess Spreadtrum's highly integrated design, and also combine PMU, multimedia accelerator, touch screen controller, backlight controller, 16M/32M pSRAM, and up to four SIM card interfaces into one chip. These solutions allow for significantly reduced handset design complexity, yet still offer customers rich multimedia features. The SC6610 and SC6620 also integrate multi-SIM card engine and controllers, thus providing customers with the freedom to choose between multi-SIM card options, such as Dual-SIM standby, Triple-SIM standby, and Quad-SIM standby solutions in a set of baseband and RF chip.

In addition to MP3 and MP4 features, the SC6610 and SC6620 support a variety of peripheral device interfaces, including serial / parallel LCD, serial / parallel digital camera sensor and serial nor-flash, which make the PCB design easier. They also enable PCB through-hole double-layer design, which helps to significantly reduce PCB layout components and the number of PCB layers, thus minimizing manufacturing costs. The serial nor-flash interfaces support both 1.8V and 3V products and provide customers with more flexibility in sourcing and security in component supply.

"The SC6610 and SC6620 chipsets are the result of our unwavering focus on innovation," Dr. Leo Li, Spreadtrum's President and CEO said, "Our continuous efforts within R&D and market expansion have provided us with cutting-edge technology and a loyal and growing customer base. We intend to build on this trend in order to accelerate our pace to provide more innovative products for customers that will help them reduce handset development cost, shorten time-to-market, and ultimately enhance their competitive edge."

About Spreadtrum Communications:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: www.spreadtrum.com

Safe Harbor Statements:

This press release contains 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of the SC6610 and SC6620 to meet the growing demand for low-end mobile phones in both domestic and overseas emerging markets; and the ability of the Company to build on the trend of providing with cutting-edge technology and a loyal and growing customer base in order to accelerate its pace to provide more innovative products for customers that will help them reduce handset development cost, shorten time-to-market, and ultimately enhance their competitive edge. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of the SC6610/SC6620 GSM/GPRS multimedia mobile phone solutions; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the 'SEC') and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under 'Risk Factors' and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Media contact:

Kathy Zhou
Email: news@spreadtrum.com
Tel: +86-21-5080-2727 x1120